Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Six Months Ended
	December 31, 2008	December 31, 2008

Income available to common stockholders	$2,238	$3,974

Weighted average shares outstanding	68,190	68,322

Basic earnings per share	$0.03	$0.06

Income for diluted earnings per share	$2,238	$3,974

Total weighted average common shares and equivalents outstanding for diluted computation	68,316	68,481

Diluted earnings per share	$0.03	$0.06